UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934

ORAGENICS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

684023-10 4
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

November 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 7 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated June 5, 2012 and filed on June 12, 2012, as amended by Amendment No. 1, dated July 31, 2012 and filed on August 3, 2012, Amendment No. 2, dated September 30, 2013 and filed on October 2, 2013, Amendment No. 3, dated November 20, 2013 and filed on November 22, 2013, Amendment No. 4 dated December 18, 2013 and filed on December 26, 2013, Amendment No. 5 dated December 1, 2015 and filed on December 3, 2015, and Amendment No. 6 dated June 30, 2016 and filed July 5, 2016 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose the issuance to Intrexon of 100 shares of Series C, Non-Voting, Non-Convertible Preferred Stock of the Company (“Series C Non-Convertible Preferred Stock”) in exchange for (i) a $2,400,000 unsecured non-convertible promissory note previously issued by the Company to Intrexon (the “Intrexon Note”), including the accrued interest thereon, and (ii) trade payables owed to Intrexon by the Company.  The aggregate amount of the Intrexon Note, accrued interest thereon and the trade payables owed to Intrexon by the Company that was exchanged for the Series C Non-Convertible Preferred Stock is approximately $3,400,000.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Debt Conversion.  On November 8, 2017, the Company entered into a Debt Conversion Agreement (the “Intrexon Debt Conversion Agreement”) with Intrexon pursuant to which Intrexon received 100 shares of Series C Non-Convertible Preferred Stock in exchange for the Intrexon Note, the accrued interest thereon and trade payables owed to Intrexon by the Company (collectively, the “Debt”).  The 100 shares of Series C Non-Convertible Preferred Stock have a stated value equal to approximately $3,400,000, which is the aggregate amount of the Debt.

The Intrexon Debt Conversion Agreement includes customary representations, warranties and covenants.

The Series C Non-Convertible Preferred Stock has not been registered under the Securities Act of 1933.

The Company filed an Amendment to its Amended and Restated Articles of Incorporation containing the Certificates of Designation and Rights of Series C Non-Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Florida, filed herewith as Exhibit 2, to be effective November 8, 2017.  The number of shares of Preferred Stock designated as Series C Non-Convertible Preferred Stock is 1,000, of which 100 shares are initially being issued.

CUSIP No. 684023104	Page 3 of 5
Dividend Rights.  From and after the date of issuance, each issued and outstanding share of Series C Non-Convertible Preferred Stock shall entitle the holder of record thereof to receive dividends thereon at the annual rate of twelve percent (12%) (the “Initial Rate”) of its Stated Value (as defined in the Certificate of Designation), payable by issuing additional shares of Series C Non-Convertible Preferred Stock within thirty days after the end of each calendar year pro-rata for partial years. The Initial Rate shall be subject to increase to twenty percent (20%) automatically after May 10, 2019.

Voting Rights.  Except as otherwise provided herein or as otherwise required by law, the Series C Non-Convertible Preferred Stock shall have no voting rights.  However, as long as any shares of Series C Non-Convertible Preferred Stock are outstanding, the Company shall not, without the affirmative consent or vote of the holders of a majority of the then outstanding shares of the Series C Non-Convertible Preferred Stock, (a) amend, alter, repeal, restate or supplement (in each case, whether by reclassification, merger, consolidation, reorganization or otherwise) the Certificate of Designation in any manner that would adversely affect the holders of the Series C Non-Convertible Preferred Stock, (b) authorize or agree to authorize any increase in the number of shares of Series C Non-Convertible Preferred Stock or issue any additional shares of Series C Non-Convertible Preferred Stock, (c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company which would adversely affect any right, preference, privilege or voting power of the Series C Non-Convertible Preferred Stock or the holders thereof or (d) agree to take any of the foregoing actions.

Liquidation Rights.  Upon liquidation of the Company, whether voluntary or involuntary, each holder of shares of Series C Non-Convertible Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and to all other equity securities issued by the Company from time to time (the “Junior Securities”), an amount of cash equal to the product of the number of shares of Series C Non-Convertible Preferred Stock then held by such holder, multiplied by the Stated Value per share of Series C Non-Convertible Preferred Stock plus any accrued but unpaid dividends (the “Series C Liquidation Amount”) and no distributions or payments shall be made in respect of any Junior Securities unless all Series C Liquidation Amounts, if any, are first paid in full. The “Stated Value” shall mean $33,847.9874 per share.

The foregoing descriptions of the Intrexon Debt Conversion Agreement and the Series C Non-Convertible Preferred Stock are only summaries and are qualified in their entirety by reference to such Intrexon Debt Conversion Agreement and the terms of the Series C Non-Convertible Preferred Stock, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively.

ECC Amendment.  On November 8, 2017 the Company and Intrexon also amended (i) the Lantibiotic Exclusive Channel Collaboration Agreement (the “Lantibiotic ECC Amendment”) and the related Stock Issuance Agreement (the “Lantibiotic Stock Issuance Agreement Amendment”); and (ii) the Oral Mucositis Exclusive Channel Collaboration Agreement (the “OM ECC Amendment”) and the related Stock Issuance Agreement (the “OM Stock Issuance Agreement Amendment”) (collectively, the “ECC Amendments”).

CUSIP No. 684023104	Page 4 of 5
The OM ECC Amendment provides for a single milestone payment of $27,500,000 within six months after receiving FDA approval of product candidate AG013 and revises the field in which the Company has exclusive rights to its Oral Mucositis product candidate for the treatment of Oral Mucositis to clarify the Company has an exclusive field for the treatment of Oral Mucositis in humans regardless of etiology. The Lantibiotic ECC Amendment provides for a single milestone payment of $25,000,000 within six months after receiving FDA approval of the Company’s Lantibiotic candidate. Each ECC was modified to reduce the sublicense revenue percentage it would have had to pay from 50% to 25%. The Lantibiotic ECC royalty rate was also revised from 25% of Positive Product Profit to 10% of Net Sales, as such terms are defined in the Lantibiotic ECC Amendment.

The foregoing description of each of the Lantibiotic ECC Amendment, the Lantibiotic Stock Issuance Agreement Amendment, the OM ECC Amendment and the OM Stock Issuance Agreement Amendment is only a summary and is qualified in its entirety by reference to such agreements, which are filed as Exhibit 10.6, 10.8, 10.11 and 10.14, respectively, to the Company’s Current Report on Form 8-K dated November 8, 2017 and filed November 9, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Debt Conversion Agreement entered into by and between the Company and Intrexon dated as of November 8, 2017 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated November 8, 2017 and filed November 9, 2017 and incorporated herein by reference)

Exhibit 2
Certificate of Designation and Rights of Series C Non-Convertible Preferred Stock within the Amendment to Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated November 8, 2017 and filed November 9, 2017 and incorporated herein by reference)

Exhibit 3	Joint Filing Agreement, dated as of November 13, 2017, by and between Mr. Kirk and Intrexon

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Debt Conversion Agreement entered into by and between the Company and Intrexon dated as of November 8, 2017 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated November 8, 2017 and filed November 9, 2017 and incorporated herein by reference)

Exhibit 2
Certificate of Designation and Rights of Series C Non-Convertible Preferred Stock within the Amendment to Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated November 8, 2017 and filed November 9, 2017 and incorporated herein by reference)

Exhibit 3	Joint Filing Agreement, dated as of November 13, 2017, by and between Mr. Kirk and Intrexon